                                                                          1999-4


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                     20549

                                  -----------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

         For the period commencing April 22, 1999 through July 22, 1999


                                  -----------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.



                            ------------------------
                              (Name of registrant)



       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands



             ------------------------------------------------------
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F   X     Form 40-F
                -----             -----

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

      Yes         No   X
          ------     -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:




                            Donald C. Walkovik, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                              NEW YORK, N.Y. 10004

This report comprises a copy of the Quarterly Report of the Philips Group for the six months ended June 30, 1999, dated July 22, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of July, 1999.









                      KONINKLIJKE PHILIPS ELECTRONICS N.V.








                                /s/  C. Boonstra

                                   C. Boonstra
                                   (President,
                      Chairman of the Board of Management)








                               /s/ J.H.M. Hommen

                                  J.H.M. Hommen

                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Financial Officer)

                                QUARTERLY REPORT

                                 June 30, 1999


                                 [Philips Logo]


                                    PHILIPS

                      STATEMENTS OF INCOME AND CASH FLOWS

         all amounts in millions of euros (EUR) unless otherwise stated
                 The data included in this report are unaudited.
    The 1998 data have been restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis.


CONSOLIDATED STATEMENTS OF INCOME

                                                               2nd quarter                January to June
                                                               -----------                ---------------
                                                            1999         1998          1999           1998
                                                            ----         ----          ----           ----
Sales                                                      7,298        7,443         14,135         14,500
                                                           -----        -----         ------         ------
EBITDA                                                       780          844          1,695          1,589
                                                           -----        -----         ------         ------
Income from operations (EBIT)                                319          467            868            840
Financial income and expenses                                 17          (60)            38           (123)
                                                           -----        -----         ------         ------
Income before taxes                                          336          407            906            717
Income taxes                                                 (67)         (96)          (181)          (165)
                                                           -----        -----         ------         ------
Income after taxes                                           269          311            725            552
Results relating to unconsolidated companies                  16           19             41             50
Share of other group equity in group income                  (11)          51            (23)           100
                                                           -----        -----         ------         ------
Income from continuing operations                            274          381            743            702
Discontinued operations                                        -            6              -             10
Extraordinary items - net                                     (3)          82             (3)           465
                                                           -----        -----         ------         ------
NET INCOME                                                   271          469            740          1,177

Basic earnings per common share in EUR:

  - income from continuing operations                       0.78         1.06           2.08           1.95
  - net income                                              0.78         1.30           2.08           3.28






CONSOLIDATED STATEMENTS OF CASH FLOWS*

                                                               2nd quarter                January to June
                                                               -----------                ---------------
                                                            1999         1998          1999           1998
                                                            ----         ----          ----           ----
Cash flows from operating activities:
Net income                                                   271         469            740            1,177
Income from discontinued operations                            -          (6)             -              (10)
Depreciation and amortization                                461         377            827              749
Net gain on sale of investments                              (69)       (178)          (309)            (656)
Increase in working capital                                 (232)       (452)          (682)            (768)
Decrease in provisions                                      (140)        (61)           (97)              (1)
Other items                                                 (196)        (27)          (313)             (66)
                                                          ------        ----         ------             ----
Net cash provided by operating activities                     95         122            166              425
Cash required for investments                             (1,621)       (439)        (1,982)            (764)
Proceeds from divestments                                    146         161            720              694
                                                          ------        ----         ------             ----
CASH FLOWS (BEFORE FINANCING ACTIVITIES)                  (1,380)       (156)        (1,096)             355

[FN]
* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

                 REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP

Philips made a number of accounting changes at the beginning of this year to make its financial statements more in conformity with US GAAP. In particular the changes relate to capitalizing IT software for internal Philips use, abolishing equalization accounts and using extraordinary items only under strict rules.

The second quarter

Income from continuing operations in the quarter came to EUR 274 million (EUR
0.78 per share) including after-tax charges of EUR 74 million (EUR 0.22 per share) for the write-off of in-process R&D associated with two recently completed acquisitions and for the restructuring of Philips AMLCD in Waalre, the Netherlands. This compares with EUR 381 million (EUR 1.06 per share) in the same quarter last year, which did not include onetime charges. Income from operations before interest, income taxes, and depreciation and amortization charges (also known as EBITDA) amounted to EUR 780 million as compared to EUR 844 million in the corresponding quarter of 1998.

The comparable sales growth in this quarter came to 1 per cent, mainly on the strength of the North American market. Sales growth is slowly improving in Asia, has slipped to basically no growth in Europe and is at depressed levels in Latin America. Financial income and expenses were positive EUR 17 million compared with negative EUR 60 million (expense) a year ago. The difference is the result of a combination of lower interest expense, higher interest income from investing surplus cash and a gain of EUR 30 million from the sale of marketable securities. The share in income from unconsolidated companies amounted to EUR 16 million in the quarter, compared with EUR 19 million a year ago. The share of other group equity was negative EUR 11 million this quarter compared with EUR 51 million in 1998, reflecting the dissolution of the Philips Consumer Communications (PCC)/Lucent joint venture in September 1998.

The first six months

Income from continuing operations in the first six months amounted to EUR 743 million (EUR 2.08 per share) compared to EUR 702 million (EUR 1.95 per share) in the same period of 1998. Extraordinary items came to a loss of EUR 3 million in 1999 and related to premiums paid in connection with the extinguishment of long-term debt. In 1998 an extraordinary gain of EUR 465 million was reported primarily relating to the sale of Philips Car Systems to Mannesmann VDO and the sale of Optoelectronics B.V. to Uniphase Corporation. Consequently, net income came to EUR 740 million versus EUR 1,177 million in the first half of 1998.

Sales in 1999 amounted to EUR 14,135 million, nominally 3 per cent lower than in 1998. Exchange rate fluctuations had a negative effect of 2 per cent on sales, while consolidation changes caused a negative effect of 3 per cent. The most important deconsolidations were the Lucent part of PCC and Conventional Passive Components, partly offset by the consolidations of ATL Ultrasound and VLSI. Adjusted for these effects, the comparable sales growth came to 2 per cent versus 11 per cent a year ago, when the World Cup soccer had a distinct positive effect on sales. Consumer Products and Origin achieved above average sales growth, while the Lighting and Professional sectors performed in line with the group average. The Components, Semiconductors and Miscellaneous sectors reported negative growth rates.

Price erosion was at 8 per cent slightly lower than the 9 per cent incurred in the corresponding period in 1998. Volume growth was 10 per cent compared with 19 per cent a year ago.

EBITDA for the first six months came to EUR 1,695 million versus EUR 1,589 million in the year-earlier period. This favorable difference was substantially attributable to higher non-recurring income from the sale of participations, mainly the EUR 168 million gain on the sale of Conventional Passive Components in the first quarter.

Higher restructuring costs had a negative impact of EUR 64 million on income from operations, while the impact of write-offs of in-process R&D on income in the first half of 1999 was negative EUR 54 million, in addition to higher goodwill amortization charges. Higher income than in 1998 was recorded in the sectors Consumer Products, mainly due to the reduced PCC losses and higher license income, and Origin. Income of the Lighting sector was virtually flat.

Financial income and expenses came to a positive balance of EUR 38 million compared to last year's negative amount of EUR 123 million. This was primarily due to higher interest income from the excess cash position that resulted from the sale of our 75% stake in PolyGram in December 1998, and to the gain of EUR 30 million from the sale of a small portion of the Uniphase shares in the second quarter.

The tax burden has been determined at a tentative rate of 20 per cent compared with 23 per cent in the same period of last year.

Philips' results relating to unconsolidated companies were EUR 41 million as compared to EUR 50 million a year earlier. The decrease was primarily due to lower contributions from ASM Lithography and Taiwan Semiconductor Manufacturing Co., both being highly dependent on the course of business in the semiconductor industry. However, both these companies saw a clear upward trend in the second quarter as compared to the first quarter and last year.

The share of other group equity in group income was negative EUR 23 million versus last year's positive amount of EUR 100 million, the difference primarily reflecting the dissolution of the PCC/Lucent joint venture in September 1998.

TREND PER PRODUCT SECTOR - YEAR TO DATE
Growth is expressed on a comparable basis

Sales of the Lighting sector rose 2 per cent, mainly in the first quarter, virtually in line with the market development. Income from operations was EUR 316 million versus EUR 315 million in the first half of 1998. Restructuring charges were higher in 1999 than last year. In 1998, income was positively influenced by a substantial gain from the sale of a factory building in Spain. Disregarding these items, 1999 income benefited from higher margins, cost control and operational efficiency.

Sales in the Consumer Products sector increased by 6 per cent, primarily driven by growth in PC Peripherals, especially Monitors, as well as in Audio and PCC. Sales in Monitors, Audio and VCR significantly exceeded market growth. The division Domestic Appliances and Personal Care recorded lower sales, particularly as a result of weak demand in Brazil and Eastern Europe. Income from operations improved to EUR 173 million from last year's EUR 3 million, mainly due to a significant reduction in the losses incurred at Philips Consumer Communications, where activities have been more focused following the dissolution of the joint venture with Lucent. Higher license income also had a positive contribution.

The Components sector reported a 1 per cent decrease in sales compared to the prior year, mainly attributable to Optical Storage and Display Components, which experienced a positive effect from the World Cup soccer in 1998. Flat Display Systems, which includes Cells & Modules, continues to show strong growth. Income from operations of EUR 175 million compares to last year's EUR 124 million, but disregarding the EUR 168 million gain from the sale of Conventional Passive Components and the EUR 38 million restructuring charge for AMLCD Waalre, income from operations was down. The reduction was primarily attributable to a decline in Optical Storage income. The income of Hosiden and Philips Display - HAPD joint venture improved significantly in the second quarter, and year to date the accumulated losses are lower than in 1998. HAPD was consolidated from April 1, 1998 onwards, and before that date was reported under unconsolidated companies.

In the Semiconductors sector sales decreased 6 per cent, caused by lower sales of Consumer Systems and MultiMarket products. Income from operations was down to EUR 293 million from EUR 455 million. The consolidation of VLSI, as per June 1, 1999, and the relating write-off of in-process R&D (EUR 47 million) had a negative impact on the current results. Disregarding VLSI, income from operations came to 18.2 per cent of segment revenues versus 22.4 per cent in the year-earlier period, attributable to lower sales levels. Sales performance in 1999, however, indicates an upward trend.

Sales of the Professional sector were 2 per cent up on the prior year. Medical Systems' sales were up 12 per cent while the order book improved sharply. Business Electronics' sales were 4 per cent lower than in 1998. Income from operations was EUR 5 million, down from EUR 82 million last year. Medical Systems' income in 1999 was adversely impacted by EUR 10 million relating primarily to reorganization charges, while 1998 income benefited from a one-time amount of equal size. Business Electronics incurred a loss partly due to the write-off of in-process R&D upon the acquisition of Voice Control Systems in the second quarter (EUR 7 million), but mainly from substantial market and product development expenditures in Digital Video Systems, which are directed at establishing a stronger market presence in the digital set-top box market in the USA.

Sales growth at Origin came to 13 per cent, which was close to market growth. Income from operations of EUR 65 million was substantially up on last year's EUR 22 million, mainly attributable to growth in sales, improved cost efficiency and more effective processes.

The Miscellaneous sector saw an 18 per cent decrease in sales. Income from operations was unchanged at a loss of EUR 11 million.

TREND PER GEOGRAPHIC AREA - YEAR TO DATE
Growth is expressed on a comparable basis

Sales growth in the first half year was lower than in the prior year in the regions Europe and Latin America due to the high comparison base in 1998, which in addition to a stronger economic climate, included the positive influence of the World Cup soccer event at that time. Sales in North America sustained strong growth of 10 per cent. Sales growth of 5 per cent in Asia Pacific in the first six months was slightly lower than the 7 per cent growth level a year ago.

Despite the write-offs for in-process R&D for VLSI and VCS, income from operations in North America became profitable, which was primarily attributable to a substantial reduction of the PCC losses. European income decreased in spite of the gain on the divestment of Conventional Passive Components recorded in the first quarter. Components, partly as a consequence of the restructuring of the AMLCD activity in The Netherlands, and Semiconductors primarily account for the decline in income, which occurred predominantly in The Netherlands and Germany. Lower Latin American income mainly related to restructuring charges and a provision for bad debtors in Brazil. Improved income for the second quarter was the result of cost containment measures and improved operational control. At the end of the quarter it appeared that the business environment improved somewhat. Income in Asia Pacific was down on last year's level, although second quarter income improved. The income gap in the first six months is mainly attributable to Semiconductors.

BALANCE SHEET RATIOS AND CASH FLOWS

Inventories at the end of June 1999 came to 16.4 per cent of sales as compared to 17.1 per cent a year earlier. The average collection period of outstanding trade receivables was the equivalent of 1.6 months sales, unchanged from one year ago.

Following the sale of PolyGram in December 1998, Philips has been in a net cash position which is now being spent to accelerate profitable growth in selected areas by acquisitions and to repay capital to shareholders. Group equity has consistently exceeded 100 per cent of Philips' financing requirements this year; twelve months ago the ratio for net debt to group equity stood at 21:79. Cash required for investing activities of EUR 1,262 million was EUR 1.2 billion higher than in 1998, mainly caused by the acquisitions of VLSI, VCS and a 10 per cent shareholding in Origin. The resulting cash flow deficit of EUR 1,096 million compares with a EUR 355 million surplus in the first half of last year. Capital repayments to shareholders arising from the 8 per cent share reduction program came to EUR 1,490 million.

EMPLOYEES

The number of people employed at the end of June 1999 was 227,618, reflecting a decrease of 3,661 employees from the comparable position on January 1, 1999.

OUTLOOK

The economic environment in certain countries in Asia is improving, the US economy continues to be strong, and we see early signs of improvement in Brazil. Europe represents a slow growth environment.

We expect earnings from continuing operations in the second half of this year to compare favorably with the second half of 1998. In particular we expect that Consumer Products, Components, Origin and Medical Systems will show solid improvements in EBITDA and income from operations during the second half of the year. The Semiconductors sector is improving and should favorably impact EBITDA and income from operations. The consolidation of VLSI will result in goodwill and related charges during the second half of the year of approximately EUR 100 million, in addition to a small operational loss.

The proposed 50-50 joint venture with LG Electronics of Korea in the field of Active Matrix Liquid Crystal Displays, that was announced in May, is expected to be finalized in the third quarter of 1999. The transaction will put Philips into an immediately profitable and leading position in the AMLCD industry.

Our objective to grow this year's earnings from continuing operations with double digits stays firm.

July 22, 1999
Royal Philips Electronics

Board of Management

                      BALANCE SHEETS AND ADDITIONAL RATIOS
            all amounts in millions of euros unless otherwise stated




CONSOLIDATED BALANCE SHEETS

                                                    1999            1998
                                                  June 30,       December 31,
                                                  --------       ------------
Cash and cash equivalents                          3,648            6,553
Receivables                                        5,997            5,442
Inventories                                        4,950            4,274
Non-current assets                                12,869           11,884
                                                  ------           ------
TOTAL ASSETS                                      27,464           28,153
Other current liabilities                          6,885            7,139
Debt                                               3,486            3,587
Provisions                                         3,123            2,985
                                                  ------           ------
GROUP EQUITY                                      13,970           14,442
Of which stockholders' equity                     13,702           14,200
Per common share in EUR                            41.09            39.37



                                                                 End of June
                                                                 -----------
NUMBER OF COMMON SHARES OUTSTANDING
Shares in thousands                                        339,079          366,034
                                                           -------          -------

NUMBER OF EMPLOYEES
Comparable figure on 1.1.1999 : 231,300                    227,600          254,900
                                                           -------          -------

RATIOS
Net debt : group equity ratio                                    *            21:79
Inventories as a % of sales                                   16.4             17.1
Outstanding trade receivables, in months' sales                1.6              1.6



                                                         January to June
                                                         ---------------
Income from operations:
As a % of sales                                         6.1              5.8
As a % of net operating capital (RONA)                 18.3             16.7
Income from continuing operations
as a % of stockholders' equity (ROE)                   12.7             17.0

[FN]
* As the current net cash situation exceeds the level of debt, the net debt to group equity ratio is not meaningful.

                                 PRODUCT SECTORS
            all amounts in millions of euros unless otherwise stated



SALES AND TOTAL ASSETS


                                sales (to third parties)                      total assets
                                ------------------------                      ------------
                                 January to June 1999                    1999              1998
                                 --------------------                    ----              ----
                                               % growth                June 30,         December 31,
                                               --------
                             amount     nominal       comparable*
Lighting                      2,191         0              2             2,814             2,607
Consumer Products             5,431        (6)             6             4,333             4,350
Components                    1,714        (8)            (1)            3,227             3,112
Semiconductors                1,630        (2)            (6)            4,716             3,106
Professional                  2,267        12              2             3,136             2,810
Origin                          565        13             13               650               572
Miscellaneous                   337       (31)           (18)              901             1,021
Unallocated                                                              7,687            10,575
                             ------                                      -----            ------
TOTAL                        14,135        (3)             2            27,464            28,153

[FN]
* Adjusted for the effects of changes in consolidations and exchange rate movements



SEGMENT REVENUES AND INCOME FROM OPERATIONS

                                                             January to June
                                                             ---------------
                                           1999                                      1998
                                           ----                                      ----
                                          income        as % of                     income           as % of
                            segment    (loss) from      segment       segment     (loss) from        segment
                            revenues    operations      revenues      revenues     operations        revenues
Lighting                      2,215         316           14.3          2,220          315             14.2
Consumer Products             5,627         173            3.1          5,908            3              0.1
Components                    2,405         175            7.3          2,550          124              4.9
Semiconductors                1,983         293           14.8          2,032          455             22.4
Professional                  2,431           5            0.2          2,083           82              3.9
Origin                          865          65            7.5            748           22              2.9
Miscellaneous                   418         (11)          (2.6)           589          (11)            (1.9)
Unallocated                                (148)                                      (150)
                             ------        ----                        ------         ----
Total                        15,944         868                        16,130          840
Intersegment revenues        (1,809)                                   (1,630)
                             ------                                    ------
SALES                        14,135                                    14,500
Income from operations
  as a % of sales                           6.1                                        5.8

                      MAIN COUNTRIES AND GEOGRAPHIC AREAS
            all amounts in millions of euros unless otherwise stated


SALES AND FIXED ASSETS


                                sales (to third parties)                 (in)tangible fixed assets
                                ------------------------                 -------------------------
                                 January to June 1999                       1999            1998
                                 --------------------                       ----            ----
                                               % growth                   June 30,        December 31,
                                               --------
                               amount       nominal comparable *
Netherlands                      810         2              4               1,733           1,633
United States                  3,279        (2)             9               2,418           1,167
Germany                        1,258        (5)            (2)                637             698
France                           862       (11)           (11)                403             410
United Kingdom                 1,037        24             26                 308             298
China (incl. Hong Kong)          908        (2)             0                 619             574
Other countries                5,981        (5)            (2)              2,483           2,348
                              ------                                        -----           -----
TOTAL                         14,135        (3)             2               8,601           7,128


[FN]
* Adjusted for the effects of changes in consolidations and exchange rate movements


SEGMENT REVENUES AND INCOME FROM OPERATIONS

                                                             January to June
                                                             ---------------
                                           1999                                      1998
                                           ----                                      ----
                                          income        as % of                     income           as % of
                            segment    (loss) from      segment        segment     (loss) from       segment
                            revenues    operations      revenues       revenues     operations       revenues
Europe**                     13,258        626            4.7           12,921          718             5.6
USA and Canada                4,068         53            1.3            3,900         (100)           (2.6)
Latin America                   701        (17)          (2.4)           1,145          (12)           (1.0)
Asia Pacific                  5,130        205            4.0            5,062          234             4.6
Africa                           51          1            2.0               60            -               -
                             ------     ------                          ------       ------          ------
TOTAL                        23,208        868                          23,088          840
Interregional revenues**     (9,073)                                    (8,588)
                             ------                                     ------
SALES                        14,135                                     14,500
Income from operations
as a % of sales                            6.1                                          5.8

[FN]
**   Reclassified

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF OCTOBER 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions, and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.


         Information also available on Internet, address: http://www.philips.com


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